News Release

Bema, Arizona Star and Placer Dome Reach Agreement in Principle on Cerro Casale

Vancouver, October 26, 2005 - Bema Gold Corporation (Bema), Arizona Star Resource Corp. (Arizona Star) and Placer Dome Inc. (Placer Dome) have agreed in principle whereby Placer Dome will sell its interest in Compania Minera Casale, the company holding the Cerro Casale project, to Bema and Arizona Star in return for contingent payments.

Bema and Arizona Star will jointly pay to Placer Dome US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 of gold per year for a subsequent seven years; or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of Bema and Arizona Star.

The transaction is expected to close by the end of 2005 and is subject to certain conditions including settlement of definitive agreements.

Mr. Clive Johnson President and CEO of Bema commented:
“We are pleased to have reached this agreement which upon completion will allow Bema and Arizona Star to pursue other opportunities for the development of Cerro Casale and allow Placer Dome a mechanism to recover their investment upon the project’s successful development. Placer Dome spent considerable time and effort on the project and their work and technical expertise added significant value to the property.”

For further information please contact Bema Investor Relations:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

Bema Gold Corporation trades on The Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema shares also trade on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU. The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.